Filed Pursuant to Rule 433

File No. 333-193336

Dallas, Texas and Caesarea, Israel – December 28, 2015 – Zion Oil & Gas, Inc. (NASDAQ: ZN) (“Zion”) today announced that on December 21st in the city of Nazareth, Israel’s Northern District Committee held a formal, non-public meeting during which committee members unanimously decided to grant Zion Oil & Gas approval of their exploratory Drilling Request (“Hafkada”), including the environmental impact assessment (“EIA”). This is a critically important step to drill a well under Israel’s complex, detailed, and extensive regulatory process. The Northern District Committee, representing the final word from the local, regional, and national governing authorities, was comprised of 17 members and the approval vote was unanimous.

The Drilling Request / “Hafkada” is a series of documents that comprise the plans for exploratory drilling for petroleum (oil & natural gas) and the required operations to perform the drilling operations, according to Israel’s Petroleum Law and Regulations. This is the culmination of many months and hundreds of man-hours of work by Zion’s dedicated team of professionals (including geologists, geophysicists, engineers, accountants, advisors, consultants, attorneys, etc.). This follows a two-month “public comment” period during which any member of the public could file a complaint against Zion’s plan to explore for oil and gas. Only one complaint was registered, which, after a minor revision by Zion, was removed.

The most recent prior oil and gas drilling proposal by another company was met by over 900 complaints which were then followed by court litigation.

The final step in the process is for Zion to submit this approved “Hafkada” along with our Application to Drill to Israel’s Energy Ministry for their final drilling program approval, which we anticipate in January 2016. Assuming there are no further regulatory or weather delays, we will begin drill site construction soon and it should take 30-45 days to complete. Zion still plans to commence drilling on the Megiddo-Jezreel #1 well to approximately 15,000 feet, in the first quarter of 2016.

Also this past week, Zion received its order for over 3900 meters (~465 tons!) of oil and gas casing for our well. This new casing is to be used along with our in-stock casing and tubing totaling another 9000 meters.

Zion is currently in a bond offering available only to its shareholders through January 15, 2016.

If you are a shareholder, you should have received information in the mail or via your broker about your right to purchase $100 Bonds that yield an annual 10% return for 5 years. Your broker is now able to purchase these $100 bonds for you.

We urge shareholders to take advantage of this unique opportunity as it directly impacts whether we can drill our next well! Shareholders act today – this offer expires January 15!

If you have questions, please contact us at 888-891-9466 or invest@zionoil.com.

FOR A COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF THIS RIGHTS OFFERING, WE HIGHLY ENCOURAGE YOU TO READ AND STUDY THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS SUPPLEMENT DATED OCTOBER 21, 2015.

For a free Prospectus, contact us toll-free at 1-888-891-9466 or via email: invest@zionoil.com.

FORWARD LOOKING STATEMENTS: Statements in this press release that are not historical fact, including Zion’s planned operations, potential results thereof and plans contingent thereon, are forward-looking statements as defined in the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion’s periodic reports filed with the SEC and are beyond Zion’s control. These risks could cause Zion’s actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

Contact:

Zion Oil & Gas, Inc.

6510 Abrams Rd., Suite 300

Dallas, TX 75231

Brittany Martin

Telephone: 214-221-4610

Email: invest@zionoil.com